UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

December 2014 Up 11.6% Year over Year

Mexico City, January 6, 2015 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for December 2014 increased by 11.6% when compared to December 2013.

This announcement reflects comparisons between December 1 through December 31, 2014 and 2013. Transit and general aviation passengers are excluded.

Domestic
Airport	December 2013	December 2014	% Change
Cancún	459,032	498,091	8.5
Cozumel	8,242	10,952	32.9
Huatulco	35,681	46,141	29.3
Mérida	113,804	126,299	11.0
Minatitlán	17,248	20,614	19.5
Oaxaca	43,916	47,949	9.2
Tapachula	15,843	20,455	29.1
Veracruz	86,858	100,429	15.6
Villahermosa	87,737	105,219	19.9
Total Domestic	868,361	976,149	12.4

International
Airport	December 2013	December 2014	% Change
Cancún	998,955	1,122,165	12.3
Cozumel	36,844	33,743	(8.4)
Huatulco	14,532	14,044	(3.4)
Mérida	11,764	10,480	(10.9)
Minatitlán	840	820	(2.4)
Oaxaca	4,422	4,271	(3.4)
Tapachula	947	702	(25.9)
Veracruz	8,490	9,881	16.4
Villahermosa	6,463	5,810	(10.1)
Total International	1,083,257	1,201,916	11.0

ASUR Page 1 of 2

Total
Airport	December 2013	December 2014	% Change
Cancún	1,457,987	1,620,256	11.1
Cozumel	45,086	44,695	(0.9)
Huatulco	50,213	60,185	19.9
Mérida	125,568	136,779	8.9
Minatitlán	18,088	21,434	18.5
Oaxaca	48,338	52,220	8.0
Tapachula	16,790	21,157	26.0
Veracruz	95,348	110,310	15.7
Villahermosa	94,200	111,029	17.9
ASUR Total	1,951,618	2,178,065	11.6

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: January 7, 2015